March 6, 2020

Robert Bubeck
President and Principal Executive Officer
Allure Worldwide, Inc.
18731 SE River Ridge
Tequesta, FL 33469

       Re: Allure Worldwide, Inc.
           Registration Statement on Form S-1
           Filed February 21, 2020
           File No. 333-234815

Dear Mr. Bubeck:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2020 letter.

Form S-1/A filed February 21, 2020

Facing page

1. We note your response to comment 6. Please revise your facing page to indicate that you are a Florida corporation. Additionally, please file a revised legality opinion which opines upon Florida law.
Cover page

2.     Please revise to define "Minimum Offering".
The Offering , page 7

3. We note your deletion of language in The Offering section on page 7 regarding when the
 Robert Bubeck
FirstName LastNameRobert Bubeck
Allure Worldwide, Inc.
Comapany NameAllure Worldwide, Inc.
March 6, 2020
March 6, 2020 Page 2
Page 2
FirstName LastName
         funds may be released from escrow when you filed the amended Form S-1/A1 on January
         2, 2020. Please revise The Offering section to include the deleted paragraph.
Directors, Executive Officers, Promoters and Control Persons, page 29

4. Refer to prior comment 4. It remains unclear when Ms. McLaughlin was also an officer and director of Atlantic Acquisition II, Inc., and Atlantic Acquisition I, Inc. It is also unclear what were her and Mr. Bubeck's responsibilities at those companies. Please clarify.
Certain Relationships and Related Transactions, page 33

5. We reissue prior comment 5 in part. Please revise to indicate the amount of consideration given for the shares in each of the noted transactions.
Financial Statements, page F-1

6. Please include updated financial statements in your next amendment. Please refer to Rule
         8-08 of Regulation S-X.
Report of Independent Registered Public Accounting Firm, page F-2

7. We note your response to prior comment 7 from our letter dated December 19, 2019. It does not appear that your filing has been revised to address this comment; as such, it will be reissued. It appears that your auditor has included an explanatory paragraph with respect to substantial doubt about the company's ability to continue as a going concern.
         Please have your auditor revise the report to include this explanatory paragraph immediately following the opinion paragraph, or tell us how this placement is consistent with AS 2415.
General

8. We note your response to prior comment 2; however, it is unclear how any acquisition whether for stock or cash would have a fair value of at least $336,000 or 80 percent of the maximum offering proceeds, given your available assets, following the proposed offering. Please provide an analysis of how you would fund such acquisition that addresses the value of any stock you may use in such an acquisition and explain how the value of such stock will be determined.




        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related
 Robert Bubeck
Allure Worldwide, Inc.
March 6, 2020
Page 3

matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,
FirstName LastNameRobert Bubeck
                                                         Division of
Corporation Finance
Comapany NameAllure Worldwide, Inc.
                                                         Office of Real Estate
& Construction
March 6, 2020 Page 3
cc:       Elaine A. Dowling, Esq.
FirstName LastName